SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

A DELAWARE LIMITED LIABILITY PARTNERSHIP

世達國際律師事務所

JING AN KERRY CENTRE, TOWER II 46TH FLOOR 1539 NANJING WEST ROAD SHANGHAI 200040, CHINA ——— TEL: (86-21) 6193-8200 FAX: (86-21) 6193-8299 www.skadden.com July 19, 2019
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Confidential

Mr. Joseph McCann

Ms. Christine Westbrook

Mr. Kevin Vaughn

Mr. Franklin Wyman

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange

Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Huize Holding Ltd

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on June 6, 2019

CIK No. 0001778982

Dear Mr. McCann, Ms. Westbrook, Mr. Vaughn and Mr. Wyman:

On behalf of our client, Huize Holding Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 4, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 6, 2019 (the “Draft Registration Statement”).

Securities and Exchange Commission

July 19, 2019

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today four courtesy copies of the Revised Draft Registration Statement marked to show changes to the Draft Registration Statement.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary, page 1

1.

We note your disclosure that industry and market data contained in the prospectus is quoted from the Oliver Wyman report that you commissioned. Please provide us with a copy of the report marked to identify support for the relevant statements in the prospectus.

In response to the Staff’s comment, the Company has supplementally provided to the Staff the Oliver Wyman Report under separate cover. The report has been marked to identify support for the relevant statements in the Revised Draft Registration Statement.

2.

Please revise the Summary to explain each defined term at first use. In particular, we note that the terms “insurance partners”, “insurance clients”, “GWP”, “independent platform”, and “long-term insurance product” are necessary to understand your business model and therefore require explanation prior to pages 6 and 7.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Revised Draft Registration Statement to explain the defined terms at first use.

Overview, page 1

3.

Please revise the opening paragraphs of the Overview section to describe clearly your business and revenue model. These paragraphs should identify your role as an insurance intermediary, clarify that you do not bear underwriting risks, and highlight that you are compensated primarily through brokerage revenues paid by your “insurance partners.” Context should be provided so that readers can readily understand the terms “client base” and “our products.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 108 of the Revised Draft Registration Statement to clarify its business and revenue model.

Securities and Exchange Commission

July 19, 2019

4.

Please refer to the second paragraph of the Overview and revise to provide additional context for the two figures you present. In this regard, it is not clear from the disclosures on page 1 and 6 whether, and if so how, these two figures cover your property & casualty insurance business. With a view to possible disclosure, please also tell us why the “insured” figure is so much larger than the “clients” figure and whether this same dynamic exists across the life, health, and property & casualty markets.

The Company respectfully advises the Staff that both the “insured” figure and the “insurance clients” figure cover the Company’s property & casualty insurance business, and that the difference between the two numbers results primarily from its sale of travel insurance products. Insurance clients of travel insurance products are typically travel agencies, who purchase policies for multiple individuals. The Company counts each travel agency as an insurance client, and each of such individual protected under any single policy as an insured. Accordingly, the Company has revised the disclosure on page 7 of the Revised Draft Registration Statement.

5.

With reference to your disclosures on pages 82 and 116, please revise the third paragraph of the Overview to highlight the relative importance of long-term health insurance product sales to your business in 2018 and also provide a brief discussion of critical illness insurance products.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 108 of the Revised Draft Registration Statement.

6.	Revise the fourth paragraph of the Overview to quantify the number of years you have been operating as an insurance intermediary.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 108 of the Revised Draft Registration Statement to quantify the number of years its founding team has been operating an insurance intermediary business.

7.	Please revise the second full paragraph on page 2 to identify the client services that you provide to insurance clients.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 109 of the Revised Draft Registration Statement to identify the client services it provides to insurance clients.

Our Challenges, page 3

8.

Please balance your Summary presentation by adding a new sub-heading highlighting risks factors impacting your business. In particular, we note that your Summary should address the developing regulatory framework, as cited on pages 14 and 132, and your noncompliance, or potential non-compliance, with numerous regulatory requirements, as cited on pages 14-16, 18, 22, 24-26, and 44.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 to specifically disclose the challenges arising from regulatory environment and its past and potential non-compliance.

Securities and Exchange Commission

July 19, 2019

Corporate History and Structure, page 4

9.

With reference to pages 33 and 35, please revise the Summary to explain briefly the reasons for the VIE structure and its significance to shareholders. Also, revise the graphic on page 7 to identify the following entities: (i) Registrant, (ii) WFOF and (iii) VIE.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 to explain the reasons for the VIE structure, and the graphic on page 6 to identify the relevant entities.

Implications of Being an Emerging Growth Company, page 5

10.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Staff’s comment is duly noted and the Company confirms that it will provide copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act once available.

Conventions that Apply to this Prospectus, page 6

11.

We refer to the first paragraph on page 7. Tell us why your disclosure only takes into consideration your operations in mainland China and whether the operating matrix outside of mainland China is material to an understanding of your business.

The Company respectfully advises the Staff that its business outside mainland China only contributed to approximately 2.1% of its revenue in 2018, and therefore was considered immaterial to its business operation.

Securities and Exchange Commission

July 19, 2019

We depend on our cooperation with our insurer partners..., page 18

12.

We note that your risk factor disclosure highlights risks relating to the concentration of 40% of your 2018 revenues in your two largest insurer partners. Please revise to identify these two partners. Alternatively, tell us why this information is not material to understanding the risk and also identify these partners in your response.

The Company respectfully advises the Staff that such information is not material to understand the risks relating to concentration because it has been the Company’s approach to selectively collaborate with several insurer partners at a reasonable and manageable level of concentration. Such concentration would ensure that the Company serves as a key distribution channel for those insurer partners, which in turn provides incentives for the insurer partners to actively maintain and improve the collaboration relationship with the Company by, among others, providing insurance products with more favorable terms and improving service performance and quality. The Company intentionally selects such key insurer partners from time to time based on the evolving market conditions and management’s judgment. Specifically, the top two insurer partners in which the Company had business concentration for 2017 and 2018 were different and may continue to change from period to period in the future. Therefore, the Company believes that the identity of those insurer partners is not material or necessary to understand the risks relating to such concentration.

We may not be able to ensure..., page 18

13.	Please revise to clarify your use of the term “affiliated” in this risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Revised Draft Registration Statement.

Use of Proceeds, page 60

14.	Please revise to describe the “technology” and “client acquisition” uses.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 63 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating costs and expenses, page 82

15.

Please revise to describe and quantify the components of the caption titled “Cost of revenue”, such as service fees and insurance consultants, and explain the primary factors underlying changes in each of these component costs for each period presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 83 and 85 of the Revised Draft Registration Statement.

Securities and Exchange Commission

July 19, 2019

16.	Please describe and quantify for each period presented costs for the following activities:

(A)    development and maintenance of your online insurance product and service platform,

(B)    assistance to your insurance clients in product design, product selection, underwriting and claim application/settlement and (C) assistance to your insurance company partners in technology support, systems integration and product design/pricing and the regulatory approval process. Explain the factors underlying material changes in each of these amounts and your reasonably likely expectation for the future trend in these costs. Revise your disclosures accordingly.

The Company respectfully advises the Staff that the Company does not record its operating costs and expenses based on the abovementioned categories and the management does not assess the operating costs and expenses with a view of such categories.

The Company takes the traditional approach of breaking down operating costs and expenses based on the nature of these items, such as salaries and employment benefits, rental expenses, depreciation and amortization expenses, etc. Details of the operating costs and expenses items have been disclosed on page F-47 of the Revised Draft Registration Statement.

Critical Accounting Policies

Reorganization, page 88

17.

Please address the following regarding the June 2019 reorganization which you describe as a “non-substantial merger with no change in the basis of Huiye Tainze’s assets and liabilities” and have presented the reorganization retroactively, as if the Company had existed in its current corporate form at January 1, 2017:

•	Please provide an analysis that more clearly explains your accounting treatment for the June 2019 reorganization.

The Company respectfully advises the Staff that the Company was initially established for the purpose of effecting a reorganization to allow Huiye Tianze to access the US capital market.

Securities and Exchange Commission

July 19, 2019

Before the completion of the reorganization in June 2019, Huiye Tianze has completed several rounds of financing and issued shares to various PRC investors. As part of the reorganization, all the shareholders of Huiye Tianze, including all the PRC investors, proposed to enter into VIE contractual arrangements to effectively transfer the beneficial ownership in Huiye Tianze to Zhixuan International Management Consulting (Shenzhen) Co., Ltd. (“Shenzhen Zhixuan”) in exchange for an equivalent portion of equity interest in the Company. However, since the Company is an offshore entity, all PRC investors are required to have relevant registrations with the PRC authorities in order to hold equity interest in the Company. All shareholders, except for one shareholder which owns 21.87% of Huiye Tianze, have the relevant registrations completed. Accordingly, during the reorganization in June 2019, while all shareholders of Huiye Tianze entered into the VIE contractual arrangements with Shenzhen Zhixuan, only 78.13% of the shareholders received shares of the Company. The remaining 21.87% of the Company’s shares were issued to an offshore affiliate of that one shareholder.

The Company is a holding company that is established solely for purposes of the reorganization and all shareholders, to the extent of 78.13%, effectively exchanged their equity interests in Huiye Tianze for an equivalent equity interests in the Company, and, the one shareholder, in respect of 21.87%, exchanged its equity interest in Huiye Tianze for an equivalent equity interest in the Company being held by its offshore affiliate.

According to the guidance in SEC FRM 1160.1 through .3 and ASC 805-40-45-2 for reverse acquisition, the Company determines that this is a recapitalization which should be accounted at the carryover basis of the assets and liabilities of Huiye Tianze retrospectively, rather than a business combination.

•	Tell us the basis for your accounting treatment, referring us to the specific technical guidance upon which you relied.

The Company respectfully advises the Staff that in considering whether the reorganization is a recapitalization or a business combination, the Company refers to the guidance in SEC FRM 1160.1 through .3 and ASC 805-40-45-2 for reverse acquisition.

•

Explain the similarity in shareholding structures referenced on page 69, whereby shareholders of Shenzhen Huiye Tianze Investment Holding Co. Ltd or Huiye Tainze include “PRC holding entities of our shareholders, holding shares in Huiye Tianze in a shareholding structure substantially identical to their respective shareholding in our company.”

The Company respectfully advises the Staff that the shareholders of Huiye Tianze and the shareholders of the Company are the same except for one shareholder that owns 21.87% as described above.

Securities and Exchange Commission

July 19, 2019

•

Confirm that your shareholders are also the shareholders in your VIE that appear to hold a 72.44% controlling interest and explain the factors that you considered in determining that this ownership structure complied with existing and emerging PRC laws.

The Company respectfully advises the Staff that the PRC ESOP holding entities that hold an aggregate of 27.56% shares in Huiye Tianze also hold the same corresponding interests in the Company.

The Company also advises the Staff that as described above, 78.13% of the Company are held by shareholders who also own the same equivalent percentage in the VIE, while the remaining 21.87% of the Company is held by a shareholder who is an offshore affiliate of the 21.87% shareholder in the VIE. All shareholders of the VIE (who became nominee shareholders of the VIE after the reorganization in June 2019) have the legal rights and eligibility to owns shares in the VIE according to existing PRC laws. The purpose of the reorganization and setting up of the VIE structure is to facilitate the Company’s plan to raise funds from the US capital market.

•

Explain why the number of Series A, Series B, Series B+ and Series B++ redeemable common shares that were outstanding at December 31, 2018 and 2017 equaled the corresponding number of Series A, Series B, Series B+ and Series B++ preferred shares issued on June 6, 2019. Explain the relationship between these separate security issuances.

The Company respectfully advises the Staff that the Company has revised its disclosure of redeemable common shares to redeemable preferred shares on F-5 and related footnotes, to be consistent with the legal documents upon the completion of reorganization in June 2019.

Series A, Series B, Series B+ redeemable preferred shares were issued by Huiye Tianze prior to January 1, 2017 and remained unchanged until the completion of reorganization in June 2019. In November 2018, Series B++ redeemable preferred shares were issued by Huiye Tianze and remained unchanged until the completion of reorganization in June 2019.

Upon the completion of reorganization, the shareholders of Huiye Tianze received shares of the Company in exchange for their beneficial ownership in Huiye Tianze. Accordingly, the Series A, Series B, Series B+ and Series B++ redeemable preferred shareholders of Huiye Tianze received the same corresponding number of Series A, Series B, Series B+ and Series B++ redeemable preferred shares of the Company. All the features of Series A, Series B, Series B+ and Series B++ redeemable preferred shares of Huiye Tianze are the same as all the features for the Series A, Series B, Series B+ and Series B++ redeemable preferred shares of the Company.

Securities and Exchange Commission

July 19, 2019

•	Explain the differences between the number of shares issued on pages II-1 and II-2 and the corresponding number of shares issued on June 6, 2019 discussed on page 88.

The Company respectfully advises the Staff that the difference between the number of shares issued on pages II-1 and II-2 and corresponding number of shares issued on June 6, 2019 discussed on pages 88 is because of the number of shares on page 88 are all shares of the Company since inception of the Company while the number of shares on pages II-1 and II-2 are securities issued in the past three years.

The Company has corrected two typos contained in the original disclosure. Firstly, the correct number of common shares should have been 445, 272,000 instead of 455,272,000 previously on pages 88; Secondly, the first item under the Series B preferred shares (with shares number of 989) should be removed. After the corrections of the aforementioned two typos, the difference between the number of shares issued on pages II-1 and II-2 and corresponding number of shares issued on June 6, 2019 discussed on pages 88 should be 283,100,000 shares. It is comprised of 84,200,000 common shares issued to Huidz Holding Limited, 100,000,000 common shares issued to Crov Global Holding Limited and 98,900,000 Series A redeemable preferred shares issued SAIF IV Healthcare (BVI) Limited in 2014 and 2015 after the Company was incorporated on November 24, 2014 under the laws of the Cayman Islands. Subsequently, the Company issued additional shares as disclosed on pages II-1 and II-2 on June 6, 2019 to complete the reorganization.

The Company has revised page 88 accordingly.

Revenue Recognition

Consulting services, page 89

18.	Please address the following regarding your consulting service revenues:

Before answering the Staff’s specific questions, the Company would like to provide some additional information about the Company’s consulting service revenue. The Company respectfully advises the staff that its consulting service revenue is only applicable to sales of cargo insurance products.

The Company has on going relationships with various insurance companies to obtain annual pricing framework for the cargo insurance policies. Within those frameworks, insurance companies will set the detail term such as premiums, claim limitations, etc. The Company acts as broker to the insurance company by providing insurance policy sales services for cargo insurance products and receives brokerage commission in return from the insurance companies. The insurance company will pay the Company a brokerage commission on successful cargo insurance policy sales in the same manner as sales of all other insurance products. See explanation of the Company’s brokerage business in the Company’s response to comment 32.

In addition to earning a brokerage commission from the insurance companies, the Company also provides consulting services to insurance clients who are interested in purchasing cargo insurance policies based on the service agreement between the Company and insurance clients. Insurance clients provide information such as type of insured goods (general goods, electronic equipment, perishable goods, etc.), value of insured goods, methods of delivery (truck, ship, plane, etc.) to seek cargo insurance coverage. The Company recommends insurance companies to the insured based on the specific situation and needs of the insured. The Company acts as consultant to the insured by providing consulting services for cargo insurance products such as disaster prevention suggestions, risk assessment suggestions and insurance plan recommendations. Once the insured selects a particular insurance company’s cargo insurance policy, the Company will add a mark up on top of the insurance premium set by the insurance company and collect the total payment including the insurance premium from the insured. The portion equal to the premium set by the insurance company is remitted to the insurance company and the remaining is the consulting service fee.

The Company also respectfully advises the staff that risk consulting and insurance consulting are referring to the same consulting service.

•

You state that for both your risk consulting and insurance consulting services you determined that is the insured party is the customer. Clarify whether you only provide these consulting services to individuals who ultimately purchase an insurance policy through your brokerage business.

The Company provides these consulting services to insurance clients who are interested in purchasing cargo insurance policies through its brokerage business but is only entitled to a fee from the insurance clients who ultimately purchase a cargo insurance policy. As such, the Company only recognize consulting service revenue when the insured ultimately purchase cargo insurance policies.

Securities and Exchange Commission

July 19, 2019

•	Revise this section, as well as your business section and revenue recognition footnotes to more clearly identify the nature of the consulting services you provide.

•	Clearly differentiate your risk consulting services versus your insurance consulting services.

The risk consulting service and insurance consulting service refer to the same consulting service. The Company has revised page 89 and F- 22 to use the term “consulting service” consistently.

•	Clearly differentiate the activities you perform for and benefits received by the insured customer for your consulting services versus the services and advice you provide under a broker relationship.

As reflected in the responses above, the Company acts on behalf of both the insured and insurance company for cargo insurance products. The Company acts as consultant to the insured by providing consulting services and acts as broker to the insurance company by providing insurance policy sales services for cargo insurance products. The Company’s consulting service to the insured customer includes providing disaster prevention suggestions, risk assessment suggestions, insurance plan recommendations, etc. The single objective of the consulting service is to assist the insured in successfully obtaining the appropriate cargo insurance policy. For insurance products other than cargo, the Company does not have contractual relationship with the insured.

Securities and Exchange Commission

July 19, 2019

•

Clarify the extent to which the insured parties to whom you provide consulting services tend to purchase the same type of policies as individuals who use you as a broker without consulting services. Alternatively, if the policies purchased by customers of your consulting business are more customized and/or complex, disclose that fact and explain the differences.

The Company respectfully advises the staff that consulting service revenue is only applicable to sales of cargo insurance products. Cargo insurance product is more customized due to its nature, and various factors such as the goods being insured, delivery method, packaging requirement, and route requirement. As such, the Company acts as consultant to the insured by providing consulting services to assist the insured to purchase cargo insurance policy. The consulting service is only provided to the individual who is interested in purchasing cargo insurance policies through its brokerage business. In other words, the Company does not provide consulting service for insurance products for which the Company is not the broker. For sales of other insurance products, the Company acts as broker of the insurance company and there is no contractual relationship between the Company and the insured. The Company has revised page 89 and F-22 accordingly.

•

Explain how brokerage commissions are processed once you receive the total “contract price.” In this regard, you state that “of the total contract price received, the amount equal to the premium of the insurance product ...is recorded as insurance premium payable, while the remaining is recorded as revenue for the consulting service.”

As reflected in the responses above, the Company acts on behalf of both the insured and insurance company for cargo insurance products. The insurance companies set the premium of such cargo insurance products. The Company charges the insured a mark-up on top of the cargo insurance policy premium set by the respective insurance companies as consulting service fee. When the Company receives the total service fee paid by the insured, it will remit the insurance policy premium to the insurance company. At such time, the Company is entitled to a brokerage commission from the insurance company. Additionally, the Company retains the service fee paid by the insured after deduction of insurance premium (which is effectively the mark-up) as its consulting service fee. The Company has revised page 89 and F-22 accordingly.

Securities and Exchange Commission

July 19, 2019

•	Explain the extent to which the pricing of the insurance product differs for those on which you provide consulting services compared to insured products on which you provide no consulting service.

•	Explain how you determine the value and price of your consulting services.

As reflected in the responses above, the Company respectfully advises the staff that consulting service revenue is only applicable to sales of cargo insurance products. Respective insurance companies set the premium of such cargo insurance products. The pricing of the insurance products is not dependent on whether the Company provides consulting service or not. The Company determines the fees for its consulting services based on market conditions and efforts involved to assist the insured to obtain such cargo insurance coverage, including various considerations such as goods being insured, packaging method, delivery route, according to the terms of the service contract agreed between the Company and the insured.

Share-based Compensation, page 90

19.

Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your ordinary shares leading up to the planned offering and the midpoint of the estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features.

The Company respectfully advises the Staff that it will update the relevant disclosure in the registration statement to explain the reasons for any differences between recent valuations of the Company’s ordinary shares leading up to the planned offering and the midpoint of the estimated offering price range, where applicable, once such information becomes available.

Securities and Exchange Commission

July 19, 2019

Our Industry, page 96

20.

With reference to your disclosures on pages 3 and 99, please revise the Industry section to identify and explain the PRC government policies and ongoing healthcare reform efforts that have boosted demand for long-term health and long-term life policies.

In response to the Staff’s comment, the Company has revised the disclosure on pages 99 and 103 of the Revised Draft Registration Statement.

Business

Our Strategies

Deepen our cooperative relationships with insurer partners, page 108

21.

Please expand your disclosure to discuss the anticipated investment and timeframe applicable to your plan to optimize transaction processes, including system integration, in-force policy administration, intelligent underwriting and claims settlement. Discuss, as applicable, the compliance efforts and costs necessary to meet regulatory requirements.

In response to the Staff’s comment, the Company has revised the disclosure on page 113 of the Revised Draft Registration Statement.

Our Insurer Partners, page 115

22.

Please revise to expand your discussion of the agreements governing your cooperative arrangements with insurer partners. Discuss, as applicable, the scope of services you typically provide, the respective rights and obligations of the parties, financial terms, indemnification provisions, and term and termination provisions.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Revised Draft Registration Statement.

Our product offerings, page 116

23.

Please revise the table to also include 2017 data. In addition, we note that throughout the prospectus you present other measures, including operating revenues (page 79) and gross written premiums (pages 82 and 105) to highlight annual product sales and growth by product category. Please consider adding these two measures to the table to provide a more comprehensive presentation of your product offerings.

In response to the Staff’s comment, the Company has revised the table on page 122 to include the 2017 data.

Securities and Exchange Commission

July 19, 2019

24.

Please revise to disclose the insured partners who underwrite the long-term health insurance products that you discuss on pages 116 and 117. In this regard, we note that you disclose this information for the short-term health and life insurance products discussed on page 117.

In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Revised Draft Registration Statement.

Branding, Marketing and Sales, page 119

25.

Your MD&A disclosure on page 78 indicates that fees to user traffic channels constituted the largest component of your operating costs and expenses. In addition, your risk factor disclosure on page 22 discusses two different business models (CPS and API) employed by these user traffic channels and highlights regulatory risks related to your past and current cooperation with these channels. Given the importance of these user channels to your business operations, please revise your Business discussion to provide a more detailed discussion of user traffic channels, including the business models and fee structures employed, as well as the applicable regulatory environment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 and 126 of the Revised Draft Registration Statement to further discuss its business models and fee structures. The Company has also revised the disclosure on page 126 of the Revised Draft Registration Statement to discuss CPS and API models and the applicable regulatory environment.

26.

Please revise to expand your discussion of product branding. In this regard, please revise to discuss the extent to which the products you sell are direct and/or co-branded. Also tell us, and revise as applicable, to clarify whether your tailor-made insurance products are also co-branded. Also, revise your Summary disclosure to discuss briefly product branding, and if material, co-branding.

In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Revised Draft Registration Statement.

Risk Management and Internal Control, page 121

27.

We note your statement that you have adopted policies and procedures to ensure rigorous risk management and internal controls, as well as your reference to exceptional risk management on page 123. Please disclose the basis for these disclosures. In this regard, we note that you do not discuss the oversight or resources committed to compliance with these policies and procedures and you cite numerous examples of non-compliance in your risk factor disclosures.

In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Revised Draft Registration Statement to discuss the resources committed to compliance. In addition, the Company has expanded disclosure on page 129 regarding intelligent underwriting, which is a crucial part of risk management.

Securities and Exchange Commission

July 19, 2019

Intelligent Underwriting, page 122

28.

Please revise to clarify whether it is the insured or the insurer who makes underwriting related queries to your client service representatives. Please also disclose the basis for your stated belief that your rigorous and effective underwriting process is key to managing risks for your insurer partners. Discuss, as applicable, whether claims data, profitability metrics for your insurer partners, or other quantitative measures support the statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 129 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that while its insurer partners generally respond well to the Company’s intelligent underwriting system, out of confidentiality consideration, they would not provide claim data or other quantitative measures to the Company to support such statement to be disclosed in the Draft Registration Statement.

Taxation

People’s Republic of China Taxation, page 174

29.

Based on the disclosure in this section and the Exhibit Index, it is unclear whether Commerce & Finance Law Offices is providing a “short” or a “long form” opinion and which of the “certain” PRC tax matters are covered by that opinion. Please refer to Staff Legal Bulletin No. 19, Part III and note that we may have comment once Exhibit 8.2 is filed and the scope of the opinion clarified.

The Company respectfully advises the Staff that Commerce & Finance Law Offices is providing in its legal opinion that the statement set forth under the caption “Taxation” in the registration statement insofar as they constitute statements of PRC tax laws are accurate in all material respects. Such opinion to be filed as Exhibit 8.2 will not be a separate opinion, but will be included in the opinion regarding PRC law matters to be filed as Exhibit 99.2 to the registration statement.

Securities and Exchange Commission

July 19, 2019

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies

(a) Basis of presentation, page F-12

30.

You have identified yourself as an emerging growth company as defined by the Securities Act. Please expand your disclosure to include an explicit statement of your decision to elect or not elect use of the extended transition period for complying with new or revised financial accounting standards. Expand the risk factor discussion on page 56 accordingly.

The Company respectfully advises the Staff that it elects to use the extended transition period for complying with new or revised financial accounting standards. The Company has revised pages 56 and F-12, F-26 and F-27 accordingly.

(b) Basis of consolidation, page F-14

31.	Please explain the following statements that appear to conflict with the dividend restrictions described in Note 24, and reconcile any apparent inconsistencies:

•	Under the contractual arrangements with the VIE, the Company “can have assets transferred out of the VIE and VIE’s subsidiaries.”

•

There is no asset of the VIE that can only be used to settle obligations of the VIE and VIE’s subsidiaries, except for registered capital of the VIE and their subsidiaries, amounting to RMB328,737 thousand at December 31, 2018 and 2017.

Explain how this amount of registered capital was determined and how it relates to assets and liabilities of Huiye Tianze, disclosed on page F-13.

The Company respectfully advises the Staff that under the contractual arrangements with the VIE, the Company can have the assets transferred out of the VIE and VIE’s subsidiaries, except for restricted cash and insurance premium receivables balance as disclosed on the balance sheet. Except for these two amounts, there is no other asset of the VIE that can only be used to settle obligations of the VIE and VIE’s subsidiaries.

The Company further clarifies to the Staff that the registered capital amount of RMB328,737 was an aggregation of the registered capital of the VIE and its PRC subsidiaries. The difference between the assets and liabilities of Huiye Tianze disclosed on pages F-13 and the registered capital includes accumulated deficit and other equity items.

The Company has revised F-14 and F-44 accordingly.

Securities and Exchange Commission

July 19, 2019

(w) Revenue recognition, page F-22

32.

Please provide an accounting analysis that supports your adoption of ASU 2014-09, including a description of performance obligations identified in the contract, the composition of the transaction price, your basis for allocating the transaction price to performance obligations, and the factors you considered in establishing revenue recognition to be either at a point in time or over time. Please address the following in your response as well as your revised disclosure, referring to the specific guidance of ASU 2014-09 on which you relied:

The Company respectfully advises the Staff the accounting analysis for the Company’s two main revenue streams as follows: brokerage service and consulting service.

Brokerage service:

For brokerage service, the Company signs annual service agreements with various insurance companies to sell insurance products on its platform. The annual service agreement provides the framework to define the brokerage relationship between the Company and the respective insurance companies and includes detailed terms to determine the amount of commission for successful insurance policy sales. In other words, the Company is only entitled to a brokerage commission upon a successful insurance policy sale. According to the annual service agreement with respective insurance companies, the Company will recommend insurance products of respective insurance companies suitable for potential policyholders based on its understanding of potential policyholders’ needs. The Company is obliged to obtain the key policyholder information and supporting materials to facilitate the insurance company’s underwriting process and help the insurance company to collect the premium payment. Insurance companies will only issue the insurance policy after successful underwriting and when the Company receives the premium and notifies the respective insurance company. Only upon the issuance of the insurance policies, is the Company entitled to receive commission fee

According to ASC 606-10-20, a customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. The Company considers the insurance companies as its customers.

According to the annual service agreement and ASC 606-10-25-14, the Company consider each brokering service of matching of the insured with the insurance product on its platform as a distinct performance obligation.

The annual service agreement includes detailed terms to determine the amount of brokerage commission. In general, the basic brokerage commission paid by the insurance company upon a successful insurance policy sale is determined by brokerage fee rate agreed with various insurance companies multiplied by premium of insurance policies sold. In addition, the Company is also entitled to a performance bonus from insurance companies if the cumulative average monthly sales volume exceeds a predetermined level. Such bonus rate is not applied retrospectively; it will start from the month such hurdle has been reached and will stop when monthly average premium declines to below the hurdle rate. As the insurance companies can terminate the brokerage service agreement with the Company without any penalty, the Company’s contractual right to receive performance bonus payment is established only when the bonus hurdle is actually reached at end of each month. As such the performance bonus is not part of the transaction price until the bonus hurdle is reached.

Securities and Exchange Commission

July 19, 2019

The Company is paid based on satisfaction of each distinct performance obligation. There are no other performance obligations; therefore, no allocation of transaction price is necessary.

In accordance with ASC 606-10-25-30, the Company has fulfilled its performance obligation when the insurance policy has been issued (sold), and commission revenue is recognized at a point in time when the signed insurance policy is in place and the premium is collected from the insured.

Consulting service:

The Company respectfully refers the Staff to the Company’s response #18 for a description the consulting service arrangement.

According to ASC 606-10-20, the Company considers the insured as its customers for the consulting service. Such consulting service is provided to assist the insured to purchase cargo insurance policy.

According to ASC 606-10-25-14, the Company considers the consulting service for each successful purchase of cargo insurance products by the insured as a distinct performance obligation under consulting service agreement.

The mark up added by the Company on top of the premium of cargo insurance policies set by the insurance company is the transaction price.

There is only one performance obligation in the consulting service agreement; therefore, no allocation of transaction price is necessary.

Only upon the successful purchase of the cargo insurance policies, is the Company entitled to receive the consulting service fee. As such, in accordance with ASC 606-10-25-30, the Company has fulfilled its performance obligation when the insured purchased a cargo insurance policy and consulting service revenue is recognized at a point in time when the insured purchased such cargo insurance policy.

Securities and Exchange Commission

July 19, 2019

•	Explain your consideration of whether loyalty programs, as discussed on pages 88-89, represent performance obligations or variable consideration under the new guidance.

The Company respectfully advises the Staff that in order to promote the sales of insurance products on its platforms, the Company provides certain incentives to the insured, which are the loyalty programs discussed on page 92. The loyalty program is not applicable to cargo insurance policyholders. According to ASC 606-10-32-25, consideration payable to a customer includes cash amounts that an entity pays, or expects to pay, to a customer (or to other parties that purchase the entity’s goods or services from the customer). For insurance product sales other than the cargo insurance products, the Company represents only the insurance companies and the Company’s customer is the respective insurance companies. As such, the loyalty program does not represent a payment to the Company’s customers. The Company developed the loyalty program independent of the brokerage arrangement with the respective insurance companies. The insurance companies (i.e. the Company’s customers) are not aware of such program. As such, the Company did not make those payments on behalf of its customers. Therefore, the loyalty program is not a performance obligation to its customers nor a variable consideration under ASC 606. According to ASC 340-40-25-1 an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. As the loyalty program is not designed to obtain service contracts with insurance companies, the expense related to the loyalty program is recognized as selling expenses on an accrual basis.

•

Describe and quantify the terms governing annual service contracts with your insurance company partners and your process for determining the existence of associated performance obligations under the new guidance.

The Company respectfully advises the Staff that according to ASC 606-10-25-14, a performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services as defined by the revenue standard. The Company considers the consulting service for each successful purchase of cargo insurance products by the insured as a distinct performance obligation under the consulting service agreement. Please see response for detailed analysis of the brokerage service revenue under the new guidance.

Securities and Exchange Commission

July 19, 2019

•

Describe and quantify the terms governing your risk consulting and insurance consulting services to the insured, including how the “total contract price” and the “premium of the insurance product as agreed with the insurance company” are determined. Explain your process for determining the existence of associated performance obligations under the new guidance.

The Company respectfully refers the Staff to its response to comment #18 regarding the “total contract price” and the “premium of the insurance products as agreed with the insurance company.” According to ASC 606-10-25-14, a performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services as defined by the revenue standard. The performance obligation under the consulting service arrangement is therefore to ensure the insured successfully purchases a cargo insurance policy. Please see response for detailed analysis of the consulting service revenue under the new guidance.

•	Describe any other adjustments to revenues or payments to customers and how you considered them as part of your adoption.

The Company respectfully advises the Staff that there are no adjustments to revenues. There is no payment to customers.

•

Explain your consideration of how costs associated with obtaining and fulfilling the annual service contract with your insurance company partners and costs associated with risk consulting and insurance consulting services provided to your insurance clients should be recognized under the new guidance.

The Company respectfully advises the Staff that the Company does not incur cost to obtain annual service contract with its insurance company partners or to obtain service contract with its insurance clients (for cargo insurance products only as discuss in the response to comment #18). The Company does not have fulfillment cost that met the three criteria in ASC 340-40-25-5 and should be recognized as asset. The costs related to the annual service contract with insurance company partners and service contracts with its insurance clients have been expensed in the period they were incurred.

•	Describe and quantify the extent to which the adoption of the new guidance altered the timing of revenue recognition as determined under the prior guidance for each of your major revenue streams.

The Company respectfully advises the Staff that the Company applied US GAAP for the first time for financial statements included in the draft registration statement on Form F-1 and have adopted ASC 606 for all periods presented. The Company did not prepare any financial statements based on the prior guidance. As such, the Company is not able to provide analysis on the extent to which the adoption of the new guidance altered the timing of revenue recognition as determined under the prior guidance for each of our major revenue streams.

Securities and Exchange Commission

July 19, 2019

(x) Cost of revenue, page F-23

33.

Please revise to explain the terms governing “service fee paid to user traffic channels for successful sales” and confirm whether these fees constitute your total “channel cost.”` In addition, clarify your statement that “channel cost is recognized when insurer obtains control of the insurance brokerage service, which is consistent with the revenue recognition.” In particular, explain the process and timing for establishing insurer control of the insurance brokerage service.

The Company respectfully advises the Staff that the service fee paid to user traffic channels for successful sales is based on the service fee rate as agreed/ stipulated in the agreement with the relevant channels multiplied by the insurance premium, which constitutes its total channel cost. The Company has revised its disclosure on F-23 accordingly.

General

34.

Please ensure that all graphics are legible, including in the Industry section, and provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company will supplementally provide the Staff with copies of the graphics, visual or photographic information it intends to use in the prospectus, and ensure that all graphics are legible.

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Securities and Exchange Commission

July 19, 2019

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Haiping Li

Haiping Li

cc:	Cunjun Ma, Chairman of the Board of Directors and Chief Executive Officer

Tracey Chow, Director and Co-Chief Financial Officer, Huize Holding Limited

Minghan Xiao, Co-Chief Financial Officer, Huize Holding Limited

Vincent Yao, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Amanda Mi Tang, Esq., Partner, Kirkland & Ellis International LLP